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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

     Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [X]  Merger

     [_]  Liquidation

     [_]  Abandonment of Registration
          (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Short-Intermediate Income Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-06084

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application      [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          One South Street
          Baltimore, MD  21202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Short-Intermediate Income Fund, Inc.
     Attn: Daniel O. Hirsch
     Ms: BAL 01-1806

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     One South Street
     Baltimore, MD  21202
     410-895-3776

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17CFR 270.31a-1, .31a-2]:

     Investment Company Capital Corporation
     Attn: Daniel O. Hirsch
     Ms: BAL 01-1806
     One South Street
     Baltimore, MD  21202
     410-895-3776

     Brown Investment Advisory and Trust
     901 South Bond St. Suite 400
     Baltimore, MD 21231
     (800) 645-3923

     ICC Distributors, Inc.
     Two Portland Square
     Portland, ME  04101

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [_] Unit investment trust; or

     [_] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check one):

     [X] Open-end          [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

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11.   Provide the name and address of each investment advisor of the fund
      (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated:

      Investment Company Capital Corp.  (Advisor)
      One South Street
      Baltimore, MD 21202

      Alex. Brown Capital Advisory and Trust (Sub-Advisor 10/1/98-6/3/99) 19-21 South Street
      Baltimore, MD 21202

      Brown Investment Advisory and Trust (Sub-Advisor 6/4/99-4/30/01) 19-21 South Street
      Baltimore, MD 21202

      Brown Investment Advisory Incorporated (Sub-Advisor 5/1/01-9/20/02) Furness House, 19 South Street
      Baltimore, MD 21202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      ICC Distributors, Inc.
      Two Portland Square
      Portland, ME  04101

      Alex. Brown & Sons Incorporated
      135 East Baltimore Street
      Baltimore, MD 21202

13.   If the fund is a unit investment trust ("UIT") provide: N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as vehicle for investment in the fund (e.g., an insurance company separate account)?

      [_]  Yes         [X]  No

      If Yes, for each UIT state:

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            Name(s):

            File No.:811-________

            Business Address:

15.    (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]  Yes      [_] No

            If Yes, state the date on which the board vote took place:

            June 25, 2002

            If  No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes    [_] No

            If Yes, state the date on which the shareholder vote took place:

            September 19, 2002

            If No, explain:

II.    Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]  Yes       [_] No

       (a)  If Yes, list the date(s) on which the fund made those distributions:

            On September 20, 2002, the shareholders of the Short-Intermediate Income Fund, Inc. received shares of the BrownIA Intermediate Bond Fund in exchange for their shares of the Short-Intermediate Income Fund, Inc.


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     (b)  Were any distributions made on the basis of net assets?

          [X]  Yes         [_] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes         [_] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          On September 20, 2002, pursuant to an Agreement and Plan of Reorganization, Forum Funds transferred one pro rata share of BrownIA Intermediate Bond Fund Institutional Class to and in exchange for one share of Short-Intermediate Income Fund Institutional Class and one pro rata share of BrownIA Intermediate Bond Fund Class A to and in exchange for one share of Short-Intermediate Income Fund Class A.

          The net asset value of each class of each Fund was computed as of the close of regular trading on the New York Stock Exchange using the valuation procedures set for in the current prospectus and statement of additional information for each class of each Fund.

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [_] Yes    [_] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

          Has the fund issued senior securities?

          [_] Yes    [_] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund's shareholders?

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         [X] Yes        [_] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

               None.

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [_] Yes   [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [_] Yes     [X] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)   Why has the fund retained the remaining assets?

         (c)   Will the remaining assets be invested in securities?

               [_] Yes      [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [_] Yes      [X] No

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     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:
          (i)   Legal expenses:                                $25,000
          (ii)  Accounting expenses:                            None
          (iii) Other expenses (list and identify separately):
                Printing Fees:                                 $ 2,437
                Typesetting expenses                           $ 4,300
                Proxy Expenses:                                $11,313
                                                          ------------------
                Sub total:                                     $18,050

          (iv)  Total expenses (sum of lines (i)-(iii) above): $43,050

     (b)  How were those expenses allocated?

          Expenses were allocated to the acquiring fund's investment advisor:
          Brown Investment Advisory Incorporated.

     (c)  Who paid those expenses?

          Brown Investment Advisory Incorporated

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_] Yes     [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

IV.  Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [_] Yes     [X] No

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     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_] Yes     [X] No

     If Yes, describe the nature and extent of those activities:

V.   Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

          BrownIA Intermediate Bond Fund, a series of Forum Funds

          State the Investment Company Act file number of the fund surviving the
          Merger:

          811-03023

     (b) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Securities Act File Number: 333-91816
          N-14 filed on August 15, 2002,
          Accession Number: 0001004402-02-000345

     (c) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Short-Intermediate Income Fund, Inc. (the "Fund") (ii) he is the Assistant Secretary of the Fund, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                            SHORT-INTERMEDIATE INCOME FUND, INC.


                                               /s/ Bruce A. Rosenblum
                                               -----------------------------
                                                   Bruce A. Rosenblum
                                                   Assistant Secretary